[Letterhead of Progress Software Corporation]
August 17, 2009
Via EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Progress Software Corporation
Amendment No. 1 to Form 10-K for the fiscal year ended November 30, 2008 Filed March 27, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009 Filed April 9, 2009
Definitive Proxy Statement Filed April 10, 2009 (“Proxy Statement”)
File No. 033-41752
Dear Ms. Jacobs:
     On behalf of Progress Software Corporation, a Massachusetts corporation (the “Company”), I am writing to respond to the comment letter of the Securities and Exchange Commission (“SEC”) dated May 7, 2009, relating to the above-referenced filings.
Amendment No. 1 to Form 10-K for the fiscal year ended November 30, 2008
General
SEC Comment:
1. We note that you are filing your Exchange Act reports on EDGAR using an incorrect file number (033-41752), although the correct file number appears on the facing page of your Form 10-K/A (000-19417). Please advise.
The Company’s Response:
     The Company has determined that the correct file number for its Exchange Act reports is

Ms. Barbara C. Jacobs
August 17, 2009

033-41752 and that previous references to 000-19417 as the file number are incorrect. In its most recent Exchange Act filings, the Company has utilized 033-41752 as the file number. See Form 10-Q for the fiscal quarter ended May 31, 2009 filed July 10, 2009.
Part III
Item 11. Executive Compensation, page 6
Compensation Discussion and Analysis, page 6
Administration and Objectives of our Executive Compensation Program, page 6
SEC Comment:
2. We note your disclosure on page 7 that you use peer and industry group data prepared by Radford Surveys and Consulting, analyzing the compensation practices of 14 other software companies, to assist you in making decisions on executive compensation. Please tell us the extent to which you considered the comparative performance of these companies when making executive compensation decisions and, if you did, how your performance compares to theirs. Please confirm that you will provide similar disclosure in future filings.
The Company’s Response
     As described in the Proxy Statement, the peer group list utilized by Radford Surveys and Consulting (“Radford”) and reviewed with the Compensation Committee is comprised of companies in the software industry with revenue and market capitalization comparable to the Company. The compensation data relating to the executives of these peer group companies is utilized to benchmark the various elements of executive pay at the Company. The peer group list is reviewed annually to ensure the selected companies remain a valid comparison based on the criteria noted above.
     The Company does not explicitly consider the comparative performance of the peer group companies when making executive compensation decisions. However, to the extent that the compensation of the executives of these peer group companies is impacted by the performance of their respective companies, the compensation data utilized to benchmark the Company’s executives will also be impacted.
     The Company confirms that it will provide similar disclosure in future filings.
Executive Compensation, page 7
SEC Comment:
3. We note from your disclosure on page 8 that your compensation committee decided to increase the base salaries of Messrs. Ireland, Reidy and Robertson in 2008 and to keep Mr. Stamen’s salary at its 2007 level. In your response letter, please explain in more specific detail

Ms. Barbara C. Jacobs
August 17, 2009

how your compensation committee reached those compensation decisions. Please identify the specific factors that the compensation committee considered in determining each officer’s base salary in 2008 and explain how the company evaluated and weighed each factor. For example, please tell us the weight the compensation committee assigned to Mr. Alsop’s recommendations regarding base salary levels. Also, we note your disclosure that salary increases were based upon a review of individual, business unit and/or departmental contributed and performance by your officers. Please describe the specific items of corporate and individual performance that were taken into account in making decisions regarding base salary levels. See Item 402(b)(2)(v) and (vii) of Regulation S-K. Please confirm that you will provide similar disclosure in future filings.
The Company’s Response
     As stated in the Proxy Statement, the decisions made by the Compensation Committee with respect to the base salaries of the Company’s named executive officers for fiscal year 2008 were made in the context of the Compensation Committee’s overall review of target total cash compensation for the 2008 fiscal year. In its review, the Compensation Committee’s initial focus was with respect to the appropriate level of target total cash compensation consisting of base salary and an incentive cash bonus. The specific factors considered by the Compensation Committee in its decisions with respect to the target total cash compensation of Messrs. Ireland, Reidy, Robertson and Stamen are discussed below.
     The primary factor considered by the Compensation Committee was the survey data provided by Radford, which is described in detail in the Proxy Statement. In the case of Messrs. Ireland, Reidy and Robertson, the survey data indicated that the target total cash compensation of these individuals for fiscal year 2007 was significantly below that of the total actual cash compensation of the executives with comparable positions at the peer group companies. As described in the Proxy Statement, the Company’s philosophy in designing executive compensation is to set target total cash compensation around the median level of actual cash compensation of the Company’s peer companies. As to the specific components of target total cash compensation, the Compensation Committee historically set cash incentive compensation at a higher percentage of target total cash compensation than the Company’s peer group. At the same time, base salaries were set at levels lower than the Company’s peer group. This philosophy reflected the Company’s preference that target cash compensation levels are only achieved if the Company performs against its goals.
     As of the beginning of fiscal year 2008, the base salaries of Messrs. Ireland, Reidy and Robertson were below the levels of comparable executives at the Company’s peer group. Furthermore, these executives’ incentive compensation targets did not fully offset the below market salaries. Radford recommended that the base salaries of Messrs. Ireland, Reidy and Robertson be adjusted to be competitive at the 25th percentile, consistent with the Company’s executive compensation philosophy. In the case of Mr. Stamen, his base salary had been recently adjusted such that his base salary was competitive at the 25th percentile so no adjustment to his base salary was recommended. As described below in response to SEC comment 4, in some cases, the base salary adjustment did not result in the named executive officer achieving

Ms. Barbara C. Jacobs
August 17, 2009

the target total cash compensation, which further resulted in an adjustment to such named executive officer’s incentive opportunity.
     In setting target total cash compensation for the Company’s named executive officers, the Compensation Committee also considered various other criteria such as individual performance; levels of responsibilities; individual competencies, skills and contributions; functions performed; internal compensation equity issues; and the Company’s general financial performance. The weight given each factor by the Compensation Committee varied with each individual.
     The Compensation Committee also placed significant weight on Mr. Alsop’s recommendations regarding target cash compensation levels, including base salary levels. Consistent with historical practice, Mr. Alsop made recommendations to the Compensation Committee with respect to compensation for other named executive officers. In doing so, Mr. Alsop considered the same factors described above. Certain executives assisted Mr. Alsop in his proposals; however, such executives did not play any role in setting their own compensation. Mr. Alsop either discussed his recommendations with the Chairman of the Compensation Committee or had management present them at Compensation Committee meetings.
     The Company confirms that it will provide similar disclosure in future filings.
SEC Comment:
4. We note from your disclosure on page 9 that in April 2008 your Compensation Committee increased the target incentive bonus of each of Messrs. Ireland, Reidy, Robertson and Stamen by between 4% and 25%. In your response letter, please explain why the compensation committee decided to increase the target incentive bonuses. Please identify the factors that the Compensation Committee considered in making this change. See Item 402(b)(ix) of Regulation S-K.
The Company’s Response
     The decisions made by the Compensation Committee with respect to the base salaries and target incentive bonuses of the Company’s named executive officers for fiscal year 2008 were made in the context of the Compensation Committee’s overall review of target total cash compensation for the 2008 fiscal year. The Compensation Committee’s reasons for increasing the target incentive bonuses of the named executive officers were essentially the same as the factors considered by the Compensation Committee in increasing the base salaries of certain of the named executive officers as described in response to SEC Comment #3, which is incorporated into this response.
     In particular, the Compensation Committee considered the survey data provided by Radford which showed that the target total cash compensation levels of certain of its named executive officers was significantly below the Company’s philosophy of targeting total cash compensation around the median level of actual cash compensation of the Company’s peer companies. Consistent with the Company’s philosophy that the base salaries of its executive officers should be set at the 25th percentile of its peer companies, the Compensation Committee approved an increase in the respective base salaries of Messrs. Ireland, Reidy and Robertson.

Ms. Barbara C. Jacobs
August 17, 2009

Furthermore, consistent with the Company’s philosophy that target incentive bonuses should be set at a higher percentage of target total cash compensation than the peer companies, the Compensation Committee approved an increase in the respective target incentive bonuses of Messrs. Ireland, Reidy, Robertson and Stamen.
     In setting the components of target total cash compensation, including the target incentive bonus, for the Company’s named executive officers, the Compensation Committee also considered various other criteria such as individual performance; levels of responsibilities; individual competencies, skills and contributions; functions performed; internal compensation equity issues; and the Company’s general financial performance. The Compensation Committee also placed significant weight on Mr. Alsop’s recommendations regarding total cash compensation levels, including the target incentive bonus. The weight given each factor by the Compensation Committee varied with each individual.
Definitive Proxy Statement filed on April 10, 2009
SEC Comment:
5. We note that the proxy statement was not filed in preliminary form with the Commission. Given that the proxy statement is soliciting proxies, in part, to fix the number of the company’s directors at six, it does not appear that the proxy statement qualifies under Rule 14a-6 for the exclusion from filing in preliminary form. Please advise.
The Company’s Response
     The Company is a Massachusetts corporation. Under the Massachusetts Business Corporation Act (the “MBCA”), the number of directors on the Board of Directors of the Company is determined from time to time by the shareholders. The MBCA further provides that the number of directors last approved by the shareholders may be increased or decreased by the Board of Directors without shareholder approval. The commentary to the relevant section of the MBCA (Section 8.03) provides as follows: “The basic premise is that the determination of the size of the board of directors should rest with the shareholders. But experience has shown, particularly in larger corporations, that it is desirable to grant the board of directors some authority to change its size without incurring the expense of obtaining shareholder approval.”
     Notwithstanding the power of the Board of Directors to fix its size, at the annual meeting of shareholders and in connection with the election of directors, the Company must submit a proposal regarding the size of the Company’s Board of Directors for approval by the shareholders if there has been a change in the size of the Board during the prior year or the Board is proposing such a change at the time of the annual meeting. For example, if the size of the Board of Directors last approved by the shareholders was six directors, but the Board has increased its size to seven members and is nominating such seven members for re-election at the annual meeting, then Massachusetts law requires that the shareholders approve the size of the Board as well as the director nominees for such seats. Such approval does not require a change in the by-laws or other organizational documents of the Company, and would not be required if the size of the Board had not been altered during the year preceding the annual meeting.

Ms. Barbara C. Jacobs
August 17, 2009

     Rule 14a-6(a) provides that a preliminary proxy statement need not be filed with the SEC if the solicitation relates to an annual meeting and the matters to be acted upon at the meeting are limited to the election of directors and certain other enumerated matters. As indicated above, the proposal regarding the size of the Board of Directors is directly related to the election of directors occurring at the annual meeting. This is true even though a separate proposal was included in the Proxy Statement, which was done by the Company to comply both with Massachusetts law and Rule 14a-4(a)(3). Rule 14a-4(a)(3), commonly known as the “unbundling rule”, requires that a form of proxy identify each separate matter intended to be acted upon, whether or not related to or conditioned upon the approval of other matters. Thus, although the proposal regarding the size of the Board of Directors is directly related to the election of the director nominees, the Company included two separate proposals in the Proxy Statement and proxy card.
     Moreover, as set forth in Securities Exchange Act Release No. 25217 (Dec. 21, 1987), the underlying purpose of the exclusions in Rule 14a-6(a) is “to relieve registrants and the Commission of unnecessary administrative burdens and preparation and processing costs associated with the filing and processing of proxy material that is currently subject to selective review procedures, but ordinarily is not selected for review in preliminary form.” The Company believes that, because the proposal to fix the size of the Board of Directors is directly related to the election of the directors as described above, the filing of only a definitive proxy statement with respect to these proposals is consistent with the purpose of the rule.
Form 10-Q for the quarter ended February 28, 2009
SEC Comment:
6. You do not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer...is accumulated and communicated to the issuer’s management...as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant annual and quarterly periods meet all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your future reports by including a complete statement in your controls and procedures section, or alternatively, by referring to the definition contained in Rule 13a-15(e).
The Company’s Response
     In response to the SEC’s comment, the Company submits that its disclosure controls and procedures for the fiscal year ended November 30, 2008 and fiscal quarter ended February 28, 2009 met all of the requirements of Rule 13a-15(e). As disclosed in the Company’s 10-Q for the fiscal quarter ended May 31, 2009, the Company’s disclosure controls and procedures did not

Ms. Barbara C. Jacobs
August 17, 2009

meet all of the requirements of Rule 13a-15(e) as of the period covered by the report for the reasons described therein. The Company confirms that in future reports, the Company will include a complete statement with respect to its disclosure controls and procedures in accordance with Rule 13a-15(e).
* * *
     If you have any questions regarding the Company’s response, please feel free to call me directly at (781) 280-4473.

Very truly yours,
/s/ Stephen H. Faberman
Stephen H. Faberman
Associate General Counsel Progress Software Corporation

cc:	Mr. Norman R. Robertson James D. Freedman, Esq. Mr. David H. Benton Jr.